               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )

                 		        Burlington Resources Coal Seam Gas Royalty Trust
			                       (Name of Issuer)
                            Common Stock
			                  (Title of Class of Securities)

                      				  122016108
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (973) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      		   February 25, 1998
           	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  122016108

                                				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			391,700

                		8       SHARED VOTING POWER:

                       			62,000

	                	9       SOLE DISPOSITIVE POWER:

                       			391,700

	                	10      SHARED DISPOSITIVE POWER:

                        	 62,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       		 453,700

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			  5.15

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!

                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       Burlington Resources Coal Seam Gas
                                 Royalty Trust
                             				NationsBank of Texas NA
                                 700 Louisiana St./ Suite 3100
                                 Houston, TX  77002




Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 453,700 shares of Common Stock was approximately $4,168,444.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of Burlington Resources Coal Seam Gas Royalty Trust in the ordinary course of its business as a broker/ dealer in connection with its trading and investment activities. Bear
Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 02/25/98

  (a)     Number:                                                   453,700
       	  Percentage:                                                   5.15

  (b)     1. Sole power to vote or to direct the vote:              391,700
       	  2. Shared power to vote or to direct the vote:             62,000
          3. Sole power to dispose or to direct the disposition:    391,700
       	  4. Shared power to dispose or to direct the disposition:   62,000

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable.

  (e)     Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None

Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: 02/26/98                                    BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry J. Cohen
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  Samuel L. Molinaro, Jr.   Chief Financial Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  William J. Montgoris      Chief Operating Officer



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                  APPENDIX II                           Page 7
                  BEAR, STEARNS & CO. INC.


                   Burlington Resources Coal Seam Gas Royalty Trust

Trading from 12-27-97 through 02-25-97

(Various Firm Accounts)
 ***** 02/25 *****
 41,000  BURLINGTON RESOURCES COAL SEAM 9.2960        381,136.00
         ***** 02/24 *****
 16,000  BURLINGTON RESOURCES COAL SEAM 9 3/16        147,000.00
         GAS ROYALTY TRUST-TRUST UNITS
 24,000  BURLINGTON RESOURCES COAL SEAM 9 1/4         222,000.00
         GAS ROYALTY TRUST-TRUST UNITS
 20,000  BURLINGTON RESOURCES COAL SEAM  JVC AW       186,250.00
         GAS ROYALTY TRUST-TRUST UNITS
         ***** 02/23 *****
 12,000  BURLINGTON RESOURCES COAL SEAM 9 5/16        111,750.00
         ***** 02/20 *****
 9,300   BURLINGTON RESOURCES COAL SEAM 9 1/4          86,025.00
         GAS ROYALTY TRUST-TRUST UNITS
 4,000-  BURLINGTON RESOURCES COAL SEAM 9 5/16         37,248.75-
         ***** 02/19 *****
 27,600  BURLINGTON RESOURCES COAL SEAM 9 3/16        253,575.00
         ***** 02/18 *****
 25,000  BURLINGTON RESOURCES COAL SEAM 9.1273        229,432.50
 5,000-  BURLINGTON RESOURCES COAL SEAM 9 3/16         45,935.96-
         ***** 02/17 *****
  9,600  BURLINGTON RESOURCES COAL SEAM 8 7/8          85,200.00
         ***** 02/13 *****
  4,500  BURLINGTON RESOURCES COAL SEAM 8 7/8          39,937.50
         ***** 02/12 *****
 22,000  BURLINGTON RESOURCES COAL SEAM 8 7/8         195,250.00
         ***** 02/11 *****
 14,000  BURLINGTON RESOURCES COAL SEAM 8 3/4         122,500.00
         GAS ROYALTY TRUST-TRUST UNITS
 12,000- BURLINGTON RESOURCES COAL SEAM 8.1042         97,247.15-
         GAS ROYALTY TRUST-TRUST UNITS
         ***** 02/10 *****
 15,900- BURLINGTON RESOURCES COAL SEAM 8.0074        127,313.41-
         ***** 02/06 *****
 15,800- BURLINGTON RESOURCES COAL SEAM 7 15/16       125,408.31-
         ***** 02/05 *****
 81,100- BURLINGTON RESOURCES COAL SEAM 7 15/16       643,709.79-
         ***** 01/26 *****
 25,000  BURLINGTON RESOURCES COAL SEAM 7 15/16       198,437.50
         ***** 01/23 *****
  8,100- BURLINGTON RESOURCES COAL SEAM 7 15/16        64,291.60-
         GAS ROYALTY TRUST-TRUST UNITS
 16,900- BURLINGTON RESOURCES COAL SEAM 7 7/8         133,083.06-
         ***** 01/21 *****
 90,000  BURLINGTON RESOURCES COAL SEAM 7 15/16       714,375.00
         ***** 01/20 *****
 48,000  BURLINGTON RESOURCES COAL SEAM 7.9354        380,899.20


(Various discretionary accounts)

         ***** 02/25 *****
 10,000  BURLINGTON RESOURCES COAL SEAM 9.2960         92,960.00
         ***** 02/24 *****
 20,000- BURLINGTON RESOURCES COAL SEAM  JVC AW       186,250.00-
  6,000  BURLINGTON RESOURCES COAL SEAM 9 1/4          55,500.00
  4,000  BURLINGTON RESOURCES COAL SEAM 9 3/16         36,750.00
         ***** 02/23 *****
  3,000  BURLINGTON RESOURCES COAL SEAM 9 5/16         27,937.50
         ***** 02/20 *****
  2,300  BURLINGTON RESOURCES COAL SEAM 9 1/4          21,275.00
  4,000  BURLINGTON RESOURCES COAL SEAM 9 5/16         37,250.00
         ***** 02/19 *****
  6,800  BURLINGTON RESOURCES COAL SEAM 9 3/16         62,475.00
         ***** 02/18 *****
  5,000  BURLINGTON RESOURCES COAL SEAM 9 3/16         45,937.50
         ***** 02/17 *****
  2,400  BURLINGTON RESOURCES COAL SEAM 8 7/8          21,300.00
         ***** 02/13 *****
  3,000  BURLINGTON RESOURCES COAL SEAM 8.0074         24,021.39
  1,000  BURLINGTON RESOURCES COAL SEAM 8 7/8           8,875.00
         ***** 02/12 *****
  3,000- BURLINGTON RESOURCES COAL SEAM 8.1042         24,311.78-
  3,000- BURLINGTON RESOURCES COAL SEAM 8.0074         24,021.39-
  5,500  BURLINGTON RESOURCES COAL SEAM 8 7/8          48,812.50
         ***** 02/11 *****
  1,500  BURLINGTON RESOURCES COAL SEAM 8 13/16        13,218.75
  3,500  BURLINGTON RESOURCES COAL SEAM 8 3/4          30,625.00
         ***** 02/10 *****
  2,810- BURLINGTON RESOURCES COAL SEAM 8.0074         22,500.03-
  3,990- BURLINGTON RESOURCES COAL SEAM 8.0074         31,948.46-
         ***** 02/09 *****
  1,100- BURLINGTON RESOURCES COAL SEAM 7 15/16         8,664.95-
  1,000- BURLINGTON RESOURCES COAL SEAM 7 15/16         7,877.23-
  1,000- BURLINGTON RESOURCES COAL SEAM 7 15/16         7,877.23-
  1,200- BURLINGTON RESOURCES COAL SEAM 7 15/16         9,452.68-
  1,200- BURLINGTON RESOURCES COAL SEAM 7 15/16         9,452.68-
         ***** 02/06 *****
  1,000- BURLINGTON RESOURCES COAL SEAM 7 9/16          7,562.24-
          GAS ROYALTY TRUST-TRUST UNITS
  1,000- BURLINGTON RESOURCES COAL SEAM 7 9/16          7,562.24-
          GAS ROYALTY TRUST-TRUST UNITS
  2,000- BURLINGTON RESOURCES COAL SEAM 7 5/8          15,249.49-
          GAS ROYALTY TRUST-TRUST UNITS
 15,000- BURLINGTON RESOURCES COAL SEAM 7 13/16       117,183.59-
         ***** 02/05 *****
  1,749- BURLINGTON RESOURCES COAL SEAM 7 15/16        13,882.22-
  2,592- BURLINGTON RESOURCES COAL SEAM 7 15/16        20,573.31-
  8,210- BURLINGTON RESOURCES COAL SEAM 7 15/16        65,164.70-
  2,849- BURLINGTON RESOURCES COAL SEAM 7 15/16        22,613.18-
         ***** 01/27 *****
  4,900- BURLINGTON RESOURCES COAL SEAM 7 15/16        38,892.45-
         GAS ROYALTY TRUST-TRUST UNITS
  5,000- BURLINGTON RESOURCES COAL SEAM 7 15/16        39,686.17-
         GAS ROYALTY TRUST-TRUST UNITS
 10,000- BURLINGTON RESOURCES COAL SEAM 7 15/16        79,372.35-
         GAS ROYALTY TRUST-TRUST UNITS
 15,000- BURLINGTON RESOURCES COAL SEAM 7 15/16       119,058.53-
         GAS ROYALTY TRUST-TRUST UNITS
 20,000- BURLINGTON RESOURCES COAL SEAM 7 15/16       158,744.70-
         ***** 01/22 *****
  5,000  BURLINGTON RESOURCES COAL SEAM 7 15/16        39,687.50
         ***** 01/21 *****
  2,200  BURLINGTON RESOURCES COAL SEAM 7 15/16        17,594.50
  2,000  BURLINGTON RESOURCES COAL SEAM 7 15/16        15,995.00
  4,559  BURLINGTON RESOURCES COAL SEAM 7 15/16        36,187.06
  2,000  BURLINGTON RESOURCES COAL SEAM 7 15/16        15,995.00
  2,500  BURLINGTON RESOURCES COAL SEAM 7 15/16        19,993.75
  2,500  BURLINGTON RESOURCES COAL SEAM 7 15/16        19,993.75
  2,592  BURLINGTON RESOURCES COAL SEAM 7 15/16        20,574.00
  2,849- BURLINGTON RESOURCES COAL SEAM 7 15/16        22,613.18-
          ***** 01/20 *****
  5,000- BURLINGTON RESOURCES COAL SEAM 7 7/8          39,373.68-
          GAS ROYALTY TRUST-TRUST UNITS
 15,000- BURLINGTON RESOURCES COAL SEAM 7 7/8         118,121.06-
 20,000- BURLINGTON RESOURCES COAL SEAM 7 7/8         157,494.75-
         GAS ROYALTY TRUST-TRUST UNITS
 30,000- BURLINGTON RESOURCES COAL SEAM 7 7/8         236,242.12-
         GAS ROYALTY TRUST-TRUST UNITS
 30,000- BURLINGTON RESOURCES COAL SEAM 7 7/8         236,242.12-
 12,000  BURLINGTON RESOURCES COAL SEAM 7.9354         95,224.80
         ***** 01/13 *****
  1,000  BURLINGTON RESOURCES COAL SEAM 6 1/2           6,500.00